FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta – May 17, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Trust from 1.03231 to 1.04172.  This increase is effective on May 17, 2004.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Enterra Energy Trust Distribution	April 30, 2004
Opening Exchange Ratio	1.03231
Enterra Energy Trust Distribution per Unit	US$ 0.11
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to May 15, 2004)	US$ 12.07
Increase in Exchange Ratio *	0.00941
Effective Date of the Increase in Exchange Ratio	May 17, 2004
Exchange Ratio as of Effective Date	1.04172

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                             Investor Relations Counsel:

Luc Chartrand, President and CEO                                         The Equity Group

Telephone (403) 213-2502                                                       Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                                 Sarah Torres (212) 836-9611

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com